February 12, 2020

Greg Divis
Chief Executive Officer
Avadel Pharmaceuticals plc
16640 Chesterfield Grove Road
Suite 200
Chesterfield, MO 63005

       Re: Avadel Pharmaceuticals plc
           Registration Statement on Form S-3
           Filed February 5, 2020
           File No. 333-236258

Dear Mr. Divis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at (202) 551-6761 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Robert E. Puopolo, Esq.